

December 5, 2011

<u>Via U.S. Mail</u>
Mr. Dominick Pope
Chief Executive Officer
Tranquility, Inc.
P.O. Box 110310
Naples, FL 34108

      Re: **Tranquility, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 2, 2011
              File No. 000-51413

Dear Mr. Pope:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 13

1.   For the period from August 20, 1997 (inception) to December 31, 2004, we note the current audit report refers to, and indicates reliance on, an audit report dated March 24, 2005 issued by your predecessor auditor. Please either revise to include the referenced audit report from the predecessor auditor, or otherwise have your current auditor revise their audit report to omit reference to the other auditors' report and to take responsibility for the entire inception to date period. Refer to Article 2 of Regulation S-X.

          Additionally, we note this issue was addressed in conjunction with our previous review of your Form 10-K for fiscal 2008. In an amendment to Form 10-K filed August 13, 2009, you provided an audit report from Lake & Associates CPA's LLC that covered the period from August 20, 1997 (inception) to December 31, 2008. Tell us why you did not continue to provide audit reports compliant with Article 2 of Regulation S-X in Forms 10-K for fiscal years 2009 and 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant